Exhibit 99.1

Hanwha Q CELLS to Announce Second Quarter 2018 Financial

Results on August 13

SEOUL, Korea (August 2, 2018) – Hanwha Q CELLS Co., Ltd. (“Hanwha Q CELLS” or the “Company”) (NASDAQ: HQCL), one of the world’s largest photovoltaic manufacturers of high-quality, high-efficiency solar modules, today announced that it will release its second quarter 2018 financial results before the market opens on Monday, August 13, 2018. The Company will host a conference call to discuss the results and updated business outlook at 8:00 AM Eastern Time (9:00 PM Korea Time).

Conference Call

A live webcast of the conference call will be available on the investor relations section of the Company’s website at www.hanwha-qcells.com or by clicking the following hyperlink: https://edge.media-server.com/m6/p/wggntchi.

The dial-in details for the live conference call are as follows:

International Toll Free Dial-In Number	+65 6713-5090
United States	+1 (845) 675-0437
South Korea	+82 27395177
Germany	08001820671
United Kingdom China, Domestic Hong Kong	+44 2036214779 4006208038 / 8008190121 +852 30186771

Passcode: HQCL

A replay of the call will be available after the conclusion of the conference call on the investor relations section of the Company’s website at www.hanwha-qcells.com and also by dialing the numbers below:

International Toll Free Dial-In Number	+61 2 8199 0299
United States	+1 (855) 452-5696
South Korea	00798-6136-1602
Germany United Kingdom	08001802149 08082340072
China, Domestic Hong Kong	8008700206 / 4006322162 800963117

Conference ID: 1657559

Replay time period: August 13, 2018 11:00 ET – August 21, 2018 09:59 ET

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About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ) with its diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large-scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com.

For further information, please contact:

Investor Contact:

Sam Chun

Asst. Manager, Investor Relations

Tel: +82 2-729-2179

E-mail: seoyun.chun@hanwha-qcells.com

Source: Hanwha Q CELLS Co. Ltd.